Exhibit 99.1
E-House Announces Share Repurchase Program
Shanghai, August 22, 2008 - E-House (China) Holdings Limited (NYSE: EJ) (“E-House” or the “Company”), a leading real estate services company in China, today announced that its board of directors has approved a share repurchase program.
E-House has been authorized, but not obligated, by its board of directors to repurchase up to US$20 million worth of its own American Depositary Shares (“ADSs”), subject to shareholder approval. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows E-House to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. E-House expects to implement this share repurchase program in a manner consistent with market condition and the interest of the shareholders. E-House’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. E-House plans to fund repurchases made under this program from available cash balance.
Xin Zhou, E-House’s chairman and chief executive officer, commented: “The board’s decision to buy back E-House’s ADSs reflects our firm belief that our ADSs are presently undervalued in the marketplace and represents a sound investment decision at recent trading prices. We are confident in our ability to successfully execute our business strategy and deliver long-term shareholder value and we believe this repurchase program is in the best interest of E-House and our shareholders.”
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures aimed at reducing inflation, limiting bank lending and cooling off China’s real estate industry that may adversely and materially affect E-House’s business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image due to E-House’s failure to satisfy customer needs and/or other reasons, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China or its business plans for strategic alliances and other new business initiatives, E-House’s failure to manage its growth, E-House’s loss of its competitive advantage due to its failure to maintain and improve its proprietary CRIC system and/or other reasons, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries, please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Thomas Smith
Ogilvy Financial, New York
Phone: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com